Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

April 19, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Jan Woo
David Edgar
Christine Dietz

Re:	Couchbase, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 25, 2021
CIK No. 0001845022

Ladies and Gentlemen:

On behalf of our client, Couchbase, Inc. (“Couchbase” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 6, 2021, relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission on March 25, 2021 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Revised Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes from the version confidentially submitted on March 25, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on March 25, 2021), all page references herein correspond to the page of the Revised Registration Statement.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

April 19, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 25, 2021 Prospectus Summary, page 1

1.

We note your response to prior comment 2. Please provide disclosure clarifying that the customers comprising the Fortune 100 and Forbes Global 2000 do not represent a significant portion of the company’s ARR.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on pages 77 and 115 of the Revised Registration Statement to address the Staff’s comment.

Industry, Market and Other Data, page 63

2.

We note your references to studies commissioned by you and conducted by IDC and Altoros. Please file the consents of the named researchers as exhibits to your registration statement or provide us with your analysis as to why you do not believe you are required to do so. Refer to Rule 436 under the Securities Act.

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that neither IDC, the third party that conducted the business value study, nor Altoros, the third party that conducted the technical performance evaluation study, referenced in the Draft Registration Statement, is an “expert” under Rule 436 of the Securities Act of 1933, as amended. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. The Company submits that IDC and Altoros are not among the class of persons subject to Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that IDC and Altoros should not be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. While the studies conducted by IDC and Altoros were commissioned by the Company, the information from such studies included in the Draft Registration Statement was not prepared in connection with the Draft Registration Statement. Additionally, both the IDC and Altoros studies are generally available to the public for free at https://info.couchbase.com/rs/302-GJY-034/images/IDC-Business-Value-Report.pdf and https://www.altoros.com/research-papers/performance-evaluation-of-nosql-databases-as-a-service-couchbase-cloud-mongodb-atlas-amazon-dynamodb/, respectively.

As a result of the foregoing, the Company submits that IDC and Altoros are not experts of the kind whose consent is required to be filed pursuant to Rule 436.

Securities and Exchange Commission

April 19, 2021

Use of Proceeds, page 64

3.

We note your disclosure that you may use some of the net proceeds we receive from this offering to repay all or a portion of the outstanding debt under the Credit Facility. Please expand your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page 64 of the Revised Registration Statement to address the Staff’s comment.

Management, page 121

4.	We note your response to prior comment 7. Please clarify why Mr. David Scott was excluded from the revised disclosure or confirm that he is also affiliated with the company’s investors.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Mr. David Scott is not affiliated with the Company’s investors. While Mr. Scott was awarded equity compensation for his services as a director when he initially joined the Company’s board of directors in 2018, he has not yet received any additional equity compensation award. Therefore, the Company does not have any compensation to disclose for Mr. Scott with respect to the year ended January 31, 2021.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

5.

We note your response to prior comment 9 and it is unclear why you believe your presentation complies with Rule 5-03(b) of Regulation S-X. Please further explain why you believe revenue generated from the sale of a term-based software license is not product revenue that should be presented separately from service revenue generated from PCS. Alternatively, revise to separately disclose such product revenue and related cost of revenue on the face of your statement of operations in accordance with Rule 5-03(b) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has disaggregated revenue to separately disclose license revenue on the face of the statement of operations on pages 15, 71, 83, 84, 87, 88 and F-4 of the Revised Registration Statement to address the Staff’s comment. The Company advises the Staff that there is no cost of revenue associated with license revenue. As a result, cost of revenue has not been further disaggregated on the face of the statement of operations.

Note 15. Subsequent Events, page F-33

6.	Please revise to disclose the expected financial statement impact of the stock options granted in March 2021. Refer to ASC 855-10-50-2(b).

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised and added further disclosure on page F-33 of the Revised Registration Statement to address the Staff’s comment.

*****

Securities and Exchange Commission

April 19, 2021

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Matthew M. Cain, Couchbase, Inc.
Gregory Henry, Couchbase, Inc.
Margaret Chow, Couchbase, Inc.
Randy Li, Couchbase, Inc.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP